Independent Auditors' Consent



The Board of Directors
The Profit Recovery Group International, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of The Profit Recovery Group International, Inc. of our report dated January 31, 1998, relating to the consolidated balance sheets of The Profit Recovery Group International, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K, as amended, of The Profit Recovery Group International, Inc.

                              KPMG Peat Marwick LLP


                              KPMG Peat Marwick LLP

Atlanta, Georgia
September 22, 1998

545925.3